EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:          The Tel Aviv Stock Exchange
The Israeli Securities Authority

Further to the Company's immediate report of November 17, 2014, regarding the Minister of Communication's decision concerning the regulation of wholesale services - the format of the provision of wholesale services and the setting of rates therefor on the Company's network (the "Decision"), the Company provides notification that on December 29, 2014, it filed a petition with the High Court of Justice to cancel the decision, and consequently to cancel the amendment of the Company's license, the regulations prescribing the obligation to provide the services and the maximum rates for the wholesale services, and to schedule an urgent hearing on the petition.

In its petition, the Company argues, inter alia, that sections of the Decision were reached without authority or in excess of authority, sections of the Decision are extremely unreasonable and other sections of the Decision are unimplementable. The Company further asserts that the Decision was reached through an improper proceeding, without the Minister having the required basis for the Decision and without the petitioner being heard fully and, on certain issues, without having been heard at all.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.